Exhibit 99.1

111, Inc. Announces Third Quarter 2025 Unaudited Financial Results

•	Transition from An Asset-Heavy Business Model to An Asset-Light Business Model

•	Achieved Quarterly Non-GAAP Net Profitability

•	Maintained Non-GAAP Operational Profitability for Three Consecutive Quarters

•	Achieved Quarterly Positive Operating Cash Flow

SHANGHAI, December 17, 2025 /PRNewswire/ – 111, Inc. (“111” or the “Company”) (NASDAQ: YI), a leading tech-enabled healthcare platform company committed to reshaping the value chain of healthcare industry by digitally empowering the upstream and downstream in China, today announced its unaudited financial results for the third quarter ended September 30, 2025.

Third Quarter 2025 Highlights

•	Total operating expenses were RMB180.3 million (US$25.3 million), representing a decrease of 13.4% compared to RMB208.2 million in the same quarter of last year.

•	Non-GAAP income from operations (1) was RMB0.2 million (US$0.03 million), compared to RMB7.1 million in the same quarter of last year. As a percentage of net revenues, non-GAAP income from operations accounted for 0.01% this quarter as compared to 0.2% in the same quarter of last year.

•	Non-GAAP net income (2) was RMB1.1 million (US$0.2 million), compared to RMB1.3 million in the same quarter of last year. As a percentage of net revenues, non-GAAP net income accounted for 0.04% this quarter, consistent with the same quarter last year.

•	Net cash from operating activities was RMB38.1 million (US$5.4 million). The Company also generated positive operating cash flow of RMB89.3 million (US$12.5 million) on a year-to-date basis.

(1) Non-GAAP income from operations represents income from operations excluding share-based compensation expenses.

(2) Non-GAAP net income represents net income excluding share-based compensation expenses, net of tax. Considering the impact of accretion of redeemable non-controlling interest for the third quarter 2025, non-GAAP net income is used as a meaningful measurement of the operation performance of the Company.

Mr. Junling Liu, Co-Founder, Chairman, and Chief Executive Officer of 111, commented, “In the third quarter of 2025, we once again demonstrated resilience despite a challenging macroeconomic landscape. I am pleased to report that we have achieved non-GAAP operational profitability for the third consecutive quarter and generated positive operating cash flow both in the quarter and on a year-to-date basis.”

“We are decisively executing a strategic shift towards an asset-light business model. During and subsequent to the quarter, we completed the divestiture of three self-operated subsidiaries. Crucially, this represents a change in ownership structure, not a reduction in service capability. These facilities have now joined our ecosystem as fulfillment partners and will be dedicated to service our customers exclusively. While this structural optimization may create a temporary headwind for our top-line revenue, it meaningfully strengthens our liquidity and profitability. It allows us to maintain a robust logistics network without the associated capital burden, accelerating our transition from an asset-heavy model to a high-margin, technology-enabled service model.”

“Our strategic initiatives are delivering strong results. We have made substantial progress in enhancing our supply chain capabilities through the ongoing “MANTIANXING” initiative. The nationwide network of fulfillment centers continues to grow. As of the end of the quarter, the initiative has generated inventory value of RMB498 million, driving growth of 20.5% in GMV and 31.0% in customer count compared to Q2. In optimizing our supply chain, we have systematically enhanced overall competitiveness through initiatives such as traceability code scanning, relay picking by warehouse personnel, and optimal carrier matching. These measures have significantly improved operational efficiency, reduced total fulfillment costs, and provided a solid, reliable foundation for our business growth.”

“Looking ahead, our vision is to build the industry's AI-powered transaction platform for pharmaceutical procurement. We are actively leveraging AI capabilities to create a unified, intelligent platform that optimizes decision-making for pharmacies and maximizes reach for suppliers. By aggregating industry information and streamlining transactions on a single interface, we are committed to providing a superior customer experience which will unlock long-term value for our shareholders.”

Third Quarter 2025 Financial Results

Net revenues were RMB3.0 billion (US$421.5 million), representing a decrease of 16.7% from RMB3.6 billion in the same quarter of last year.

Gross segment profit (3) was RMB178.0 million (US$25.0 million), representing a decrease of 15.5% from RMB210.6 million in the same quarter of last year.

(In thousands RMB)	For the three months ended September 30,
	2024	2025	YoY
B2B Net Revenue
Product	3,514,298	2,925,641	-16.8%
Service	21,731	14,245	-34.4%

Sub-Total	3,536,029	2,939,886	-16.9%

Cost of Products Sold (4)	3,340,998	2,773,020	-17.0%

Segment Profit	195,031	166,866	-14.4%
Segment Profit %	5.5%	5.7%
(In thousands RMB)	For the three months ended September 30,
	2024	2025	YoY
B2C Net Revenue
Product	61,031	58,294	-4.5%
Service	3,615	2,640	-27.0%

Sub-Total	64,646	60,934	-5.7%

Cost of Products Sold	49,061	49,765	1.4%

Segment Profit	15,585	11,169	-28.3%
Segment Profit %	24.1%	18.3%

(3) Gross segment profit represents net revenues less cost of goods sold.

(4) For segment reporting purposes, purchase rebates are allocated to the B2B segment and B2C segments primarily based on the amount of cost of products sold for each segment. Cost of products sold does not include other direct costs related to cost of product sales such as shipping and handling expense, payroll and benefits of logistic staff, logistic centers rental expenses and depreciation expenses, which are recorded in the fulfillment expenses. Cost of service revenue is recorded in the operating expense.

Operating costs and expenses were RMB3.0 billion (US$421.8 million), representing a decrease of 16.5% from RMB3.6 billion in the same quarter of last year, broadly in line with the decline in net revenues.

•	Cost of products sold was RMB2.8 billion (US$396.5 million), representing a decrease of 16.7% from RMB3.4 billion in the same quarter of last year.

•	Fulfillment expenses were RMB87.4 million (US$12.3 million), representing a decrease of 12.6% from RMB100.0 million in the same quarter of last year. Fulfillment expenses accounted for 2.9% of net revenues this quarter as compared to 2.8% in the same quarter of last year.

•	Selling and marketing expenses were RMB61.8 million (US$8.7 million), representing a decrease of 19.7% from RMB77.0 million in the same quarter of last year. Excluding the share-based compensation expenses of RMB0.8 million for the quarter and RMB1.6 million for the same quarter last year, selling and marketing expenses accounted for 2.0% of net revenues this quarter as compared to 2.1% in the same quarter of last year.

•	General and administrative expenses were RMB15.7 million (US$2.2 million), representing an increase of 9.2% from RMB14.4 million in the same quarter of last year. Excluding the share-based compensation expenses of RMB1.5 million for the quarter and RMB2.3 million for the same quarter last year, respectively, general and administrative expenses as a percentage of net revenues accounted for 0.5% this quarter as compared to 0.3% in the same quarter of last year.

•	Technology expenses were RMB15.3 million (US$2.1 million), representing a decrease of 12.8% from RMB17.5 million in the same quarter of last year. Excluding the share-based compensation expenses of RMB0.2 million for the quarter and RMB0.9 million for the same quarter last year, respectively, technology expenses as a percentage of net revenues accounted for 0.5% this quarter, maintaining the same as last year.

Loss from operations was RMB2.3 million (US$0.3 million), compared to income from operations of RMB2.4 million in the same quarter of last year.

Non-GAAP income from operations was RMB0.2 million (US$0.03 million), compared to RMB7.1 million in the same quarter of last year. As a percentage of net revenues, non-GAAP income from operations accounted for 0.01% this quarter as compared to 0.2% in the same quarter of last year.

Net loss was RMB1.5 million (US$0.2 million), representing an improvement of 58.0% from RMB3.5 million in the same quarter of last year.

Non-GAAP net income was RMB1.1 million (US$0.2 million), compared to RMB1.3 million in the same quarter of last year. As a percentage of net revenues, non-GAAP net income accounted for 0.04% this quarter, consistent with the same quarter last year.

Net loss attributable to ordinary shareholders was RMB13.0 million (US$1.8 million), compared to RMB17.1 million in the same quarter of last year. As a percentage of net revenues, net loss attributable to ordinary shareholders accounted for 0.4% this quarter as compared to 0.5% in the same quarter of last year.

Non-GAAP net loss attributable to ordinary shareholders (5) was RMB10.5 million (US$1.5 million), compared to RMB12.4 million in the same quarter of last year. As a percentage of net revenues, non-GAAP net loss attributable to ordinary shareholders accounted for 0.3% of net revenues this quarter, consistent with the same period last year.

(5) Non-GAAP net loss attributable to ordinary shareholders represents net loss attributable to ordinary shareholders excluding share-based compensation expenses, net of tax.

As of September 30, 2025, the Company held cash and cash equivalents, restricted cash and short-term investments totaling RMB557.5 million (US$78.3 million), compared to RMB518.3 million as of December 31, 2024. To date, amount of RMB1.1 billion has been included in the balances of redeemable non-controlling interests and accrued expenses and other current liabilities. This amount is owed to a group of investors of 1 Pharmacy Technology pursuant to equity investments made in 2020, as previously disclosed. 111 has received redemption requests from certain of such investors in accordance with the terms of their initial investments in 1 Pharmacy Technology. Following communication and negotiation, the Company has reached agreements with, or received commitment letters from, all investors to reschedule the repayments, allowing for phased repayments at extended periods, if the investors exercise their redemption rights. A portion of the redemption has been paid upon signing of these agreements. For further details about such investors’ investments in 1 Pharmacy Technology, please see “Item 4. Information on the Company-A. History and Development of the Company” in the Company’s annual report for the fiscal year ended December 31, 2024.

Executing Strategic Optimization: Embraces Asset-Light Partnership Network Growth

In the third quarter of 2025 and subsequent to third quarter, the Company proactively executed a strategic structural optimization by divesting its 100% equity interests in three subsidiaries, namely Shanxi Yihao Yaofang Pharmacy Co., Ltd., Liaoning Yihao Pharmacy Co., Ltd. and Tianjin Yihao Pharmacy Co., Ltd. to several independent third-party buyers. In connection with the divestiture, these buyers continue to operate on our platform as warehouse partners, providing fulfillment services to our customers exclusively, as part of our core warehouse partnership strategy to drive asset-light, high-margin growth.

This transaction was as part of our broader strategic initiative to shift away from a capital-intensive, self-operated warehouse business model (which put pressure on our overall profitability and liquidity) toward an asset-light partnership structure. Historically, the three subsidiaries were operated as self-run facilities and incurred operating losses. In 2024, they generated a total revenue of RMB2.86 billion and a total net loss of RMB417 million and RMB407 million in net liabilities as of the divestment date. Through the divestiture of these entities and the transition of our business model to a warehouse partnership model—where we generate recurring commission income rather than assuming the operational and capital burdens—we have strengthened our ability to further improve our profitability and liquidity profile.

We believe that this transaction reinforces our focus on pursuing asset-light, profitable growth, strengthening our ability to scale the warehouse partnership network efficiently while maintaining a healthier financial structure.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP income from operations, non-GAAP net income (loss), non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS, as supplemental measures to review and assess its operating performance. The Company defines non-GAAP income from operations as income from operations excluding share-based compensation expenses. The Company defines non-GAAP net income (loss) as net loss excluding share-based compensation expenses, net of tax. The Company defines non-GAAP net loss attributable to ordinary shareholders as net loss attributable to ordinary shareholders excluding share-based compensation expenses, net of tax. The Company defines non-GAAP loss per ADS as net loss attributable to ordinary shareholders per ADS excluding share-based compensation expenses, net of tax per ADS. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

The Company believes that non-GAAP income from operations, non-GAAP net income (loss), non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that it includes in income from operations and net loss. Share-based compensation expenses is a non-cash expense that varies from period to period. As a result, management excludes the items from its internal operating forecasts and models. Management believes that the adjustments for share-based compensation expenses provide investors with a reasonable basis to measure the company's core operating performance, in a more meaningful comparison with the performance of other companies. The Company believes that non-GAAP income from operations, non-GAAP net income (loss), non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS provide useful information about its operating results, enhances the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income from operations, non-GAAP net income (loss), non-GAAP net loss attributable to ordinary shareholders, or non-GAAP loss per ADS is that it does not reflect all items of income and expense that affect the Company's operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP measures, all of which should be considered when evaluating the Company's performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliation of the non-GAAP financial measures to the most comparable U.S. GAAP measures is included at the end of this press release.

Exchange Rate Information Statement

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.1190 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 30, 2025.

Forward-Looking Statements

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "confident" and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as 111's strategic and operational plans, contain forward-looking statements. 111 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control. Forward-looking statements involve inherent risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company's ability comply with extensive and evolving regulatory requirements, its ability to compete effectively in the evolving PRC general health and wellness market, its ability to manage the growth of its business and expansion plans, its ability to achieve or maintain profitability in the future, its ability to control the risks associated with its pharmaceutical retail and wholesale businesses, and the Company's ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Global Market, including its ability to cure any non-compliance with Nasdaq's continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and 111 does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About 111, Inc.

111, Inc. (NASDAQ: YI) ("111" or the "Company") is a leading tech-enabled healthcare platform company committed to reshaping the value chain of healthcare industry by digitally empowering the upstream and downstream in China. The Company provides consumers with better access to pharmaceutical products and healthcare services directly through its online retail pharmacy, 1 Pharmacy, and indirectly through its offline virtual pharmacy network. The Company also offers online healthcare services through its internet hospital, 1 Clinic, which provides consumers with cost-effective and convenient online consultation, electronic prescription service, and patient management service. In addition, the Company's online platform, 1 Medicine, serves as a one-stop shop for pharmacies to source a vast selection of pharmaceutical products. With the largest virtual pharmacy network in China, 111 enables offline pharmacies to better serve their customers with cloud-based services. 111 also provides an omni-channel drug commercialization platform to its strategic partners, which includes services such as digital marketing, patient education, data analytics, and pricing monitoring.

For more information on 111, please visit: http://ir.111.com.cn/.

For more information, please contact:

111, Inc.

Investor Relations

Email: ir@111.com.cn

111, Inc.

Media Relations

Email: press@111.com.cn

Phone: +86-021-2053 6666 (China)

111, Inc. UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (In thousands, except for share and per share data)
	As of	As of
	December 31, 2024	September 30, 2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	462,289	463,615	65,124
Restricted cash	56,043	63,934	8,981
Short-term investments	-	30,000	4,214
Accounts receivable, net	413,101	281,549	39,549
Notes receivable	78,827	76,786	10,786
Inventories	1,387,403	1,253,988	176,147
Prepayments and other current assets	251,994	218,534	30,697
Total current assets	2,649,657	2,388,406	335,498
Property and equipment, net	32,903	23,630	3,319
Intangible assets, net	1,437	1,022	144
Long-term investments	-	-	-
Other non-current assets	14,682	11,537	1,621
Operating lease right-of-use assets	89,071	57,788	8,117
Total assets	2,787,750	2,482,383	348,699

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' DEFICIT
Current liabilities:
Short-term borrowings	160,981	170,000	23,880
Accounts payable	1,721,425	1,550,309	217,771
Accrued expense and other current liabilities	460,173	506,350	71,127
Total current liabilities	2,342,579	2,226,659	312,778
Long-term operating lease liabilities	55,448	34,730	4,878
Other non-current liabilities	8,961	2,181	306
Total liabilities	2,406,988	2,263,570	317,962

MEZZANINE EQUITY
Redeemable non-controlling interests	1,038,914	923,141	129,673

SHAREHOLDERS' DEFICIT
Ordinary shares Class A	33	34	5
Ordinary shares Class B	25	25	3
Treasury shares	(5,887)	(5,887)	(827)
Additional paid-in capital	3,172,820	3,183,053	447,121
Accumulated deficit	(3,883,992)	(3,934,163)	(552,629)
Accumulated other comprehensive income	74,357	73,045	10,261
Total shareholders' deficit	(642,644)	(683,893)	(96,066)
Non-controlling interest	(15,508)	(20,435)	(2,870)
Total deficit	(658,152)	(704,328)	(98,936)
Total liabilities, mezzanine equity and deficit	2,787,750	2,482,383	348,699

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands, except for share and per share data)

	For the three months ended September 30,			For the nine months ended September 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Net revenues	3,600,675	3,000,820	421,523	10,553,474	9,735,859	1,367,588
Operating costs and expenses:
Cost of products sold	(3,390,059)	(2,822,785)	(396,514)	(9,926,727)	(9,177,349)	(1,289,135)
Fulfillment expenses	(99,977)	(87,396)	(12,276)	(276,559)	(271,164)	(38,090)
Selling and marketing expenses	(76,954)	(61,827)	(8,685)	(237,724)	(195,897)	(27,517)
General and administrative expenses	(14,367)	(15,685)	(2,203)	(50,747)	(51,428)	(7,224)
Technology expenses	(17,549)	(15,294)	(2,148)	(54,225)	(45,622)	(6,408)
Other operating income (expenses), net	602	(129)	(18)	1,941	3,545	498
Total Operating costs and expenses	(3,598,304)	(3,003,116)	(421,844)	(10,544,041)	(9,737,915)	(1,367,876)
Income (Loss) from operations	2,371	(2,296)	(321)	9,433	(2,056)	(288)
Interest income	1,533	682	96	5,574	2,953	415
Interest expense	(7,810)	(7,053)	(991)	(23,067)	(24,243)	(3,405)
Foreign exchange gain (loss)	642	181	25	40	290	41
Other (loss) income, net	(193)	7,032	988	(116)	7,043	989
Loss before income taxes	(3,457)	(1,454)	(203)	(8,136)	(16,013)	(2,248)
Income tax expense	(5)	—	—	(93)	(13)	(2)
Net loss	(3,462)	(1,454)	(203)	(8,229)	(16,026)	(2,250)
Net loss (income) attributable to non-controlling interest	848	2,192	308	(431)	3,885	546
Net loss (income) attributable to redeemable non-controlling interest	438	(100)	(14)	1,168	790	111
Adjustment attributable to redeemable non-controlling interest	(14,931)	(13,611)	(1,912)	(37,410)	(38,820)	(5,453)
Net loss attributable to ordinary shareholders	(17,107)	(12,973)	(1,821)	(44,902)	(50,171)	(7,046)
Other comprehensive loss
Unrealized gains of available-for-sale securities,	(407)	—	—	(753)	—	—
Realized gains of available-for-sale debt securities	407	—	—	896	—	—
Foreign currency translation adjustments	(1,184)	(377)	(53)	(55)	(1,312)	(184)
Comprehensive loss	(18,291)	(13,350)	(1,874)	(44,814)	(51,483)	(7,230)
Loss per ADS:
Basic and diluted	(2.00)	(1.40)	(0.20)	(5.20)	(5.80)	(0.80)
Weighted average number of shares used in computation of loss per share
Basic and diluted	171,938,537	174,218,134	174,218,134	171,526,062	173,639,805	173,639,805

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the three months ended September 30,			For the nine months ended September 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$

Net cash provided by operating activities	109,865	38,082	5,351	311,563	89,271	12,538
Net cash provided by (used in) investing activities	49,845	(29,974)	(4,211)	(141)	(31,285)	(4,394)
Net cash (used in) provided by financing activities	(110,510)	6,553	920	(370,453)	(47,755)	(6,707)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	(313)	(210)	(29)	(106)	(1,014)	(142)
Net increase (decrease) in cash and cash equivalents, and restricted cash	48,887	14,451	2,031	(59,137)	9,217	1,295
Cash and cash equivalents, and restricted cash at the beginning of the period	515,524	513,098	72,074	623,548	518,332	72,810
Cash and cash equivalents, and restricted cash at the end of the period	564,411	527,549	74,105	564,411	527,549	74,105

111, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands, except for share and per share data)

	For the three months ended September 30,			For the nine months ended September 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$

Income (Loss) from operations	2,371	(2,296)	(321)	9,433	(2,056)	(288)
Add: Share-based compensation expenses	4,756	2,521	354	15,122	9,503	1,335
Non-GAAP income from operations	7,127	225	33	24,555	7,447	1,047

Net loss	(3,462)	(1,454)	(203)	(8,229)	(16,026)	(2,250)
Add: Share-based compensation expenses, net of tax	4,756	2,521	354	15,122	9,503	1,335
Non-GAAP net income (loss)	1,294	1,067	151	6,893	(6,523)	(915)

Net loss attributable to ordinary shareholders	(17,107)	(12,973)	(1,821)	(44,902)	(50,171)	(7,046)
Add: Share-based compensation expenses, net of tax	4,756	2,521	354	15,122	9,503	1,335
Non-GAAP net loss attributable to ordinary shareholders	(12,351)	(10,452)	(1,467)	(29,780)	(40,668)	(5,711)

Loss per ADS(6): Basic and diluted	(2.00)	(1.40)	(0.20)	(5.20)	(5.80)	(0.80)
Add: Share-based compensation expenses per ADS(6), net of tax	0.60	0.20	0.00	1.80	1.00	0.20
Non-GAAP loss per ADS(6)	(1.40)	(1.20)	(0.20)	(3.40)	(4.80)	(0.60)

(6) Every one ADS represents twenty Class A ordinary shares.